July 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Telecommunications

100F Street, N.E.

Washington, D.C. 20549

Re:	Revolution Lighting Technologies, Inc. Form 10-K for the Year Ended December 31, 2017 Form 10-Q for the Period Ended March 31, 2018 Response dated July 9, 2018 File No. 000-23590

Dear Ms. Etheredge and Mr. Pacho,

Set forth below is the response of Revolution Lighting Technologies, Inc. (the “Company”, ”we”, ”us”, or “our”) to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated July 17, 2018.

For reference purposes, the Staff’s comments in the Staff letter dated July 17, 2018 are reproduced in bold and the corresponding responses of the Company are shown below the comment.

Form 10-Q for the Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

2. Revenue from Contracts with Customers, page 10

2.	We reviewed your response to prior comment 2 and note your disaggregated revenue disclosure by type of contract on page 11. Your response does not specifically address how you considered also disclosing the divisional revenue information that is regularly reviewed by the CODM for assessing performance and allocating resources pursuant to ASC 606-10-55-90. In your response, you indicated that the main function for division leaders that report to the CODM is to grow revenue and their compensation is based upon revenue growth. We note that your annual budgets include disaggregated revenue information by division. Furthermore, in your May 1, 2018 earnings call, you provided product line updates for certain divisions. Given these factors, please tell us how you considered the presentation and use of divisional revenue information when determining the appropriate disaggregated revenue categories that depict how the nature, amount, timing and uncertainty of cash flows are affected by economic factors and in the context of meeting the overall objectives of ASC 606-10-50-1.

In evaluating the disclosures to include in our Form 10-Q regarding revenue recognition, we considered the guidance in ASC 606-10-55-90 as follows:

a.)	Disclosures presented outside the financial statements

The Company notes that we do not generally provide revenue, or other financial information, by division in any of our presentations or other external documents. Regarding previous earnings calls, our CODM has, on occasion, discussed various aspects of each of our divisions; however, he has not provided disaggregated revenue or other in-depth information regarding our divisions. We note that in our May 1, 2018 earnings call, our CODM discussed various products, all of which are included in our LED product line.

b.)	Information regularly reviewed by the CODM for evaluating financial performance of an operating segment

We have previously noted that our CODM receives and reviews divisional revenue, along with aggregate operating results, to assess performance and allocate resources. We considered this factor, along with the fact that divisional revenue is included in our annual budget. We believe that while important for our allocation of resources and performance assessment, disaggregation of revenue in our financial statements solely on the aforementioned criteria is not relevant. In this regard, we evaluated the nature, amount, timing and uncertainty of revenue and cash flow, as well as other factors, as described in more detail below, in order to address the appropriate disaggregation of revenue.

c.)	Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions

With respect to the Staff’s comment regarding disaggregation of revenues, we assessed paragraph 606-10-55-91 and considered the categories of geographic location and timing of transfer of goods or services to be relevant to the disaggregation of our contracts.

Type of goods or services, market or type of customer, contract duration and sales channels were not materially relevant disaggregation criteria for our contracts as the overall nature of the products and sales channels, regardless of division, are similar. Additionally, the majority of the Company’s revenue is earned from the sale of LED products. Regardless of which division records the sale, the revenue recognition policy is the same for the sale of LED products, as is the nature, amount, timing and uncertainty of revenue and cash flows.

We also recognize revenue from fixed-price and modified fixed-price contracts for turnkey energy conservation projects using the performance obligation settled over time method of accounting. Regardless of which division records the sale from these types of contracts, the revenue recognition policy is the same, and the nature, amount, timing and uncertainty of revenue and cash flows are similar. Consequently, we will continue to disaggregate revenue by type of contract and in addition, to the extent material, revenue earned within and outside the U.S. in a footnote to our financial statements.

Please telephone the undersigned at (203)504-1104 with any questions or comments concerning this filing.

Very truly yours,

/s/ James A. DePalma

James A. DePalma

Chief Financial Officer